Exhibit 99.1

Nano Dimension Announces Q1/2024 Preliminary Results - “Reshaping Nano” Initiative Improves Cashflow Dramatically

Realized Synergies Reduced Cash Burn by 75% vs. Q1/2023

Revenue of $13.2 Million Also Demonstrates Consistent Strong Sales Despite Market Challenges Faced by Other Industry Players

Waltham, Mass., April 04, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced a preview of its financial results on a preliminary basis for the first quarter ended March 31st, 2024.

Nano Dimension reported unaudited approximated consolidated revenues of $13.2 million for Q1/2024, which demonstrates strong sales in what industry peers have often categorized as a challenged macro environment.

The Company also highlighted a significant reduction in utilization of its cash reserves in Q1/2024 to an average of $2.4 million per month during the quarter. This is a decrease of 75% from the same period in 2023. The positive change reflects Nano Dimension’s Reshaping Nano Initiative (the “Initiative”), which was originally announced in Q4/2023. The Initiative, which harnesses the synergies of the Company’s M&A to date, is focused on making the Company operating income positive in 2025. As a step in this journey, the Company announced a 2024 target of 75-80% reduction of cash burn from 2023. The dramatic reduction in cash burn during Q1/2024 proves Nano Dimension is on its way to meeting this target.

The net cash burn is calculated from the Company’s change in cash and non-restricted deposits as a result of operating and capital equipment purchase activities, net of the Company’s capital allocation for share repurchase plan.

The above information reflects preliminary estimates with respect to certain results of Nano Dimension for the first quarter ended March 31, 2024, based on currently available information. The actual first quarter results may vary from the preliminary estimates.

Yoav Stern, Chief Executive Officer and member of the Board of Directors of Nano Dimension, stated: “Two important indicators of our business are conveyed. First, our go-to-market efforts continue to deliver. Second, and arguably more importantly, the reduction in our net cash burn indicates how our financial discipline is coming to fruition. The latter point will ultimately further enable us to be a leader in our industry with unrivaled capital to support our multipronged strategy via-a-vis M&A, R&D, and go-to-market investments. In parallel, I am a bit discontent with the top-line. While it is traditionally weakest quarter of the year, it was still few percent below our budget. Yet, while the top-line is important, it is our positioning to deliver to the bottom-line that should become an increasing focus for our shareholders. We acknowledge a paradigm shift in the market expectations in comparison to the “top lines” and inflated valuations euphorias of the SPAC period of 2021-2023.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices – on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications – from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its financial projections; its expected 2024 cash burn; its business outlook and new opportunities; the expected benefits from the Initiative, including becoming operating income positive in 2025, the continued delivery of its go-to-market efforts; and that its financial discipline is coming to fruition, which will ultimately further enable it to be a leader in its industry with unrivaled capital to support its multipronged strategy. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com